EXHIBIT (a)(1)(vi)

[LETTER TO ELIGIBLE SCPIE EMPLOYEES]

[SCPIE LETTERHEAD]

There [are] [is] less than [one week] [two days] [one day] left for you to elect to tender your stock options under SCPIE’s Stock Option Purchase Program.

Reminder: If you wish to participate in this program, your Election to Tender Form must be received by SCPIE no later than 9:01 P.M., Pacific Time, on Tuesday, December 16, 2003, unless this offer is extended. Please ensure that you receive a confirmation from us after you submit your election form.

If you have questions about the Offer to Purchase Certain Outstanding Options or the Election to Tender Form, please send your question to our internal e-mail address: tenderoffer@scpie.com and a response will be delivered back to you.

Sincerely,

Edward G. Marley
Controller